Exhibit (h)(5)

Schedule A

To

EXPENSE LIMITATION AGREEMENT

Dated: March 30, 2010 Revised: February 29, 2012

Expense Limited Fund	End of Initial Term
PIMCO EqS Pathfinder Fund™	October 31, 2011
PIMCO EqS Emerging Markets Fund	October 31, 2012
PIMCO Emerging Multi-Asset Fund	October 31, 2012
PIMCO Dividend and Income Builder Fund	October 31, 2013
PIMCO EqS Dividend Fund	October 31, 2013
PIMCO EqS Long/Short Fund	October 31, 2013

PIMCO Equity Series		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow	By:	/s/ Brent R. Harris
Name:	Peter G. Strelow	Name:	Brent R. Harris
Title:	Vice President	Title:	Managing Director